                                                                   EXHIBIT 4.10



                              FOURTH AMENDMENT TO
                               COHO ENERGY, INC.
                             1993 STOCK OPTION PLAN



         WHEREAS, the Board of Directors and the shareholders of Coho Energy, Inc., a Texas corporation (the "Company"), have approved the Company's 1993 Stock Option Plan and the First, Second and Third Amendments thereto (as amended, the "Plan"); and

         WHEREAS, the Board of Directors of the Company believes it to be in the best interest of the Company to amend the Plan to provide that the total number of shares of Common Stock, $.01 par value, of the Company ("Common Stock") with respect to which options may be granted under the Plan be increased by 775,000 shares to 2,044,500 shares;

         WHEREAS, the shareholders of the Company on May 12, 1997 approved such increase in the number of shares with respect to which options may be granted under the Plan;

         WHEREAS, the Board of Directors of the Company believes it to be in the best interest of the Company to amend the Plan to remove a provision requiring certain individuals to satisfy their withholding obligations under applicable tax laws at the time of the exercise of an option only through shares of Common Stock;

         WHEREAS, the shareholders of the Company are not required by the Plan to approve the amendment regarding withholding obligations;

                                  WITNESSETH:

         The first paragraph of Section 3 of the Plan shall be amended to read as follows in its entirety:

                  "The stock subject to the Options and other provisions of this Plan shall be shares of the Company's Common Stock, $.01 par value per share (the "Common Stock"). The total amount of the Common Stock with respect to which Options may be granted shall not exceed in the aggregate 2,044,500 shares, provided that the class and aggregate number of shares that may be subject to the Options granted hereunder shall be subject to adjustment in accordance with the provisions of
         Section 16 hereof. Such shares may be treasury shares or authorized but unissued shares."

         Section 10 of the Plan shall be amended to read as follows in its entirety:

                  "Options shall be exercised by the delivery of written notice to the Company setting forth the number of shares with respect to which the Option is to be exercised, together with: (i) cash, certified check, bank draft or postal or express money order payable to the order of the Company for an amount equal to the option price of such shares plus any applicable taxes required to be withheld by the Company or (ii) any other form of payment that is acceptable to the Committee, and specifying the address to which the certificates for such shares are to be mailed. At any time when an optionee is required to pay to the

         Company an amount to be withheld under applicable tax laws in connection with a distribution of Common Stock upon the exercise of an Option, the optionee may satisfy this obligation in whole or in part by electing, at the time of exercise and subject to approval by the Committee, to have the Company withhold from the distribution of shares otherwise issuable upon exercise of the Option a number of shares of Common Stock having a fair market value equal to the amount required to be withheld. As promptly as practicable after receipt of such written notification and payment, the Company shall deliver to the optionee certificates for the number of shares with respect to which such Option has been so exercised, issued in the optionee's name; provided that such delivery shall be deemed effected for all purposes when a stock transfer agent of the Company shall have deposited such certificates in the United States mail, addressed to the optionee, at the address specified pursuant to this Section."